Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE TERM SHEET TO SELL THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, November 7, 2018, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated October 18, 2018, regarding the updated term sheet for the sale of its 50% stake in a 74.7 acre plot in Chennai, India (the "Plot") for a total consideration of approximately Euro 12.7 million (the "Consideration"), that the closing date of the transaction has been extended to December 20, 2018 (the "Closing Date").

In addition, the parties agreed that the buyer of the Plot will have to deposit no later than the end November, non-refundable amount of 10 Crores (approximately USD 1.37 million (on account of the Consideration)) in order to maintain its right to complete the transaction until the Closing Date.

All other terms and conditions of the agreement shall remain unchanged. The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com